EXHIBIT 12.2

Mid-America Apartments, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Earnings:
Income from continuing operations	$47,630	$143,873	$93,438	$208,550
Equity in loss (income) of unconsolidated entities	101	23	(27)	4
Income tax expense	457	398	745	907
Income from continuing operations before equity in loss (income) of unconsolidated entities and income tax expense	48,188	144,294	94,156	209,461
Add:
Distribution of income from investments in unconsolidated entities	375	—	1,793	6
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	32,367	30,923	64,958	62,245
Deduct:
Capitalized interest	328	490	708	964
Total Earnings (A)	$80,602	$174,727	$160,199	$270,748
Fixed charges and preferred dividends:
Interest expense	$32,039	$30,433	$64,250	$61,281
Capitalized interest	328	490	708	964
Total Fixed Charges (B)	$32,367	$30,923	$64,958	$62,245
Preferred dividends, including redemption costs	—	—	—	—
Total Fixed Charges and Stock Dividends (C)	$32,367	$30,923	$64,958	$62,245

Ratio of Earnings to Fixed Charges (A/B)	2.5 x	5.7 x	2.5 x	4.3 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	2.5 x	5.7 x	2.5 x	4.3 x